RUBICON

MINERALS CORPORATION

NEWS RELEASE

TSX Venture Exchange - Symbol:  RMX                                                                                                                                            AUGUST 7, 2003

OTCBB – Symbol: RUBIF                                                                                                                                                                                   PR03-21

RUBICON MINERALS CORPORATION RELEASES SECOND QUARTER REPORT

VANCOUVER, CANADA:  David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX Venture) announces the release of the Company’s Second Quarter Report for the six months ended June 30, 2003.

IIf you would like to receive a copy of Rubicon’s Second Quarter Report, please call 604.623.3333, toll free 1.866.365.4706 or send an E-mail to lizm@rubiconminerals.com.

Selected Financial Information – Six months ended June 30, 2003

(for the complete unaudited financial statements, see Schedule A of the Company’s First Quarter 2003 Report)

During the six months ended June 30, 2003, the Company’s overall cash exploration and acquisition expenditures were $5,650,449 (six months ended June 30, 2002 - $3,627,329), of which $2,478,121 or 43.9% was funded by joint venture partners and government grants (six months ended June 30, 2002 - $1,180,972 or 32.6%).

On a year-to-date basis, the Company’s net loss to June 30, 2003 was $549,298, compared with $521,417 to June 30, 2002.  These losses are inclusive of general and administrative charges and non-cash charges attributed to partial and full property write-offs (June 30, 2003 - $1,396; June 30, 2002 – 33,879) and stock-based compensation (June 30, 2003 - $48,383; June 30, 2002 – $133,675).

The Company had a net working capital balance of approximately $3,484,373 as at June 30, 2003, compared to $795,947 at December 31, 2002.  The improvement in the Company’s net working capital position during the quarter has resulted largely from the Company’s completion of a major financing in March 2003 which raised approximately $5.5 million net of issue costs.

Rubicon controls a major land position in the prolific Red Lake gold camp including the McFinley Gold Project (100% Rubicon) and an extensive land package optioned out to AngloGold. Rubicon also realizes cash flow from its royalty division, largely centred on the Red Lake District, estimated this year to be approximately $670,000 in gross proceeds cash plus share value. Outside of the Red Lake camp, the Company has extensive gold property holdings in Newfoundland.

RUBICON MINERALS CORPORATION

David W. Adamson
_________________________________

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations  Toll free: 1.866.365.4706  E-mail: bcavalluzzo@rogers.com

Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC  CANADA  V6E 4A6

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.                                                                     Page 1

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially

from targeted results.   Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The Company relies upon litigation protection for forward looking statements.